Exhibit 99.120

Consent of Justin Taylor, P. Eng.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Blue Moon Metals Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Justin Taylor
Justin Taylor, P. Eng.

Dated: January 14, 2026